SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                                  GENSIA, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  372450 10 6
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Marion Merrell Dow Inc.                          Route 202-206
9300 Ward Parkway                                P.O. Box 2500
Kansas City, Missouri 64114                      Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 28, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ X ].


                                  Page 1 of 15

                           Exhibit Index is at page 9

CUSIP No.  372450 10 6
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[ X ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             3,397,061

Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        3,397,061
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          3,397,061
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     10.7%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  372450 10 6
___________________________________________________________________________

1)   Name of Reporting Person and its        H Pharma Acquisition Corp.
     I.R.S. Identification Number            51-0363736
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[ X ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             3,397,061
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        3,397,061
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          3,397,061
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     10.7%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Gensia, Inc. (the "Issuer"), is filed jointly by Hoechst Corporation, a Delaware corporation ("Parent"), and H Pharma Acquisition Corporation, a Delaware corporation ("Acquisition"). This Statement is filed solely to report the possible deemed acquisition of indirect beneficial ownership of securities of the Issuer by Parent and Acquisition due to their acquisition of a majority beneficial ownership interest in Marion Merrell Dow Inc. ("MMD"), which owns securities of the Issuer with respect to which it has filed a Statement on Schedule 13G.

ITEM 1.   SECURITY AND ISSUER.
- -------   --------------------

     The securities to which this Schedule relates are 3,397,061 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Gensia, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 11025 Roselle Street, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND.
- -------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Corporation, a Delaware corporation ("Parent"), and H Pharma Acquisition Corp., a Delaware corporation ("Acquisition") and wholly owned subsidiary of Parent. Parent is a wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). Parent is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Acquisition is a recently organized corporation that has not conducted any business except in connection with the acquisition of MMD common stock by Acquisition. The principal place of business and principal office of each of Parent and Acquisition is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of Parent and Acquisition is set forth in Exhibit A hereto.

     Parent and Acquisition beneficially own an aggregate of approximately 71.0% of the outstanding common stock of MMD. Parent and Acquisition are filing this Schedule with respect to their possible deemed indirect ownership of MMD's holdings of the Shares; however, Parent and Acquisition disclaim beneficial ownership of such securities. Information regarding MMD's ownership of securities of the Issuer is set forth in MMD's Statement on Schedule 13G dated January 7, 1991, as subsequently amended.

     (d) - (e) During the last five years, neither Parent nor Acquisition nor, to their knowledge, any of the persons listed in Exhibit A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither Parent nor Acquisition nor, to their knowledge, any of the persons listed in Exhibit A hereto has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- -------   --------------------------------------------------

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.
- -------   -----------------------

     Information regarding the transactions pursuant to which Parent and Acquisition acquired beneficial ownership of MMD securities is set forth in their Statement on Schedule 13D dated May 3, 1995, with respect to securities of MMD. Their possible deemed acquisition of beneficial ownership of securities of the Issuer is solely incidental to their acquisition of MMD securities.

     Neither Parent nor Acquisition currently has any plans or proposals that relate to or would result in any of the events described in paragraphs
(a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
- -------   -------------------------------------

     (a) The Shares represent approximately 10.7 percent of the Issuer's Common Stock outstanding at March 31, 1995. Neither Parent, Acquisition, nor any executive officer or director of Parent or Acquisition beneficially owns any of the Shares other than through their beneficial ownership of MMD stock or stock of Hoechst AG. Neither Parent nor Acquisition beneficially owns any other shares of Common Stock except through its beneficial ownership of MMD stock.

     (b) MMD has sole power to vote and sole power to dispose of the Shares. Neither Parent, Acquisition, nor any executive officer or director of either Parent or Acquisition has any power to vote or to direct the vote, or to dispose or to direct the disposition of, the Shares except to the extent that Parent, Acquisition, or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with MMD, Parent, or Acquisition.

     (c) None. On June 28, 1995, Acquisition purchased approximately 71 percent of the outstanding common stock of MMD, as a result of which Parent and Acquisition may be deemed indirectly to beneficially own the Shares.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
- -------   RESPECT TO SECURITIES OF THE ISSUER.
          ---------------------------------------------------------------

     Except for the possible deemed beneficial ownership of securities of the Issuer by Parent and Acquisition as a result of their beneficial ownership of MMD securities, there are no contracts, arrangements, understandings or relationships between or among Parent and/or Acquisition and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
- -------   ---------------------------------

     Exhibit 99.A Information concerning directors and executive officers of Parent, Acquisition, and Hoechst AG.

     Exhibit 99.B Agreement to File Jointly dated June 28, 1995, by and between Parent and Acquisition.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  June 28, 1995                    By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Secretary and Treasurer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        H PHARMA ACQUISITION CORP.



Date:  June 28, 1995                    By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President and Secretary

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
- -----------         ------------                                 ---------

   99.A        Information concerning directors and executive       __
               officers of Parent, Acquisition, and Hoechst AG.

   99.B        Agreement to File Jointly by and between             __
               Parent and Acquisition dated June 28, 1995